Exhibit 99.1

Alithya reports first quarter Fiscal 2027 results

Alithya retains Scotiabank as financial advisor in connection with strategic review process

Q1-2027 Highlights
•Revenues decreased 15.4% to $105.1 million, compared to $124.2 million for the same quarter last year. 77.4% of revenues were generated from clients which we had in the same quarter last year.
•Gross margin decreased 19.8% to $31.9 million, compared to $39.8 million for the same quarter last year. Gross Margin as a Percentage of Revenues(1) decreased to 30.4%, compared to 32.1% for the same quarter last year.
•Net loss was $2.4 million, or $0.03 per share, compared to net earnings of $0.2 million, or nil per share, for the same quarter last year.
•Adjusted Net Earnings(2) decreased by $3.6 million, or 56.0%, to $2.9 million, from $6.5 million for the same quarter last year. This translated into Adjusted Net Earnings per Share(2) of $0.03, compared to $0.07 for the same quarter last year.
•Adjusted EBITDA(2) decreased by $6.2 million, or 53.4%, to $5.4 million, for an Adjusted EBITDA Margin(2) of 5.2% of revenues, compared to $11.6 million, for an Adjusted EBITDA Margin of 9.4% of revenues, for the same quarter last year.
•Net cash used in operating activities was $4.8 million, representing an increase of $0.6 million, compared to $4.2 million for the same quarter last year.
•Q1 Bookings(1) reached $89.0 million, which translated into a Book-to-Bill Ratio(1) of 0.85 for the quarter, compared to Bookings of $118.1 million and a Book-to-Bill Ratio of 0.95 for the same quarter last year. Backlog(1) represented approximately 14 months of trailing twelve-month revenues as at June 30, 2026.

(1)    These are other financial measures without a standardized definition under IFRS, which may not be comparable to similar measures used by other issuers. See “Non-IFRS and Other Financial Measures” below.
(2)    These are non-IFRS financial measures without a standardized definition under IFRS, which may not be comparable to similar measures used by other issuers. More information and quantitative reconciliations of Adjusted Net Earnings, Adjusted Net Earnings per share and Adjusted EBITDA to the most directly comparable IFRS measures are presented below under the caption “Non-IFRS and Other Financial Measures”. “Adjusted EBITDA Margin” refers to the percentage of total revenue that Adjusted EBITDA represents for a given period.
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MONTREAL, CANADA (August 13, 2026) – Alithya Group inc. (TSX: ALYA) (“Alithya” or the “Company”) reported today its results for the first quarter of fiscal 2027 ended June 30, 2026. All amounts are in Canadian dollars unless otherwise stated.
“While our first quarter results did not meet our expectations, we are of the view that the quarter does not reflect the strength of the business we have built nor the opportunities ahead of us,” said Paul Raymond, President and Chief Executive Officer at Alithya. “Over the past several years, Alithya has transformed into a higher-value organization with deeper industry expertise, differentiated digital transformation and AI capabilities, and a more resilient operating model. We continue to see healthy client demand, supported by a solid pipeline, although decision-making and conversion cycles remain longer than anticipated.”
“Against this backdrop and as previously announced, our Board of Directors launched a strategic review process to identify opportunities to maximize value for all stakeholders” continued Mr. Raymond. “The Board believes Alithya's intrinsic value and long-term growth potential are not fully reflected in the current public market valuation. As this process advances, we remain focused on executing our strategy, serving our clients, supporting our employees, and positioning Alithya for its next phase of growth.”
Strategic review
As announced on July 27, 2026, the Company initiated a strategic review process and has now engaged Scotiabank as its financial advisor to assist in identifying, reviewing, and evaluating potential strategic alternatives to identify opportunities to maximize value for all shareholders. The Company is exploring a range of such alternatives including, but not limited to, a merger or other business combination, a privatization, a sale of the Company, a recapitalization, strategic investments or partnerships, or continuing to operate as a publicly listed company. There can be no assurance that any transaction will occur, and the Company does not intend to make any additional comments until the Board of Directors has approved a specific transaction or otherwise determines that disclosure is appropriate or required by applicable securities laws.

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Summary of the financial results for the first quarter:

Financial Highlights (in thousands of $, except for margin percentages)	F2027-Q1	F2026-Q1
Revenues	105,050	124,158
Gross Margin	31,891	39,793
Gross Margin as a Percentage of Revenues (%)(1)	30.4%	32.1%
Selling, general and administrative expenses	28,338	30,573
Selling, general and administrative expenses (%)(1)	27.0%	24.6%
Net (Loss) Earnings	(2,421)	185
Basic and Diluted (Loss) Earnings per Share	(0.03)	—
Adjusted Net Earnings(2)	2,871	6,519
Adjusted Net Earnings per Share(2)	0.03	0.07
Adjusted EBITDA(2)	5,422	11,629
Adjusted EBITDA Margin (%)(2)	5.2%	9.4%
(1)    These are other financial measures without a standardized definition under IFRS, which may not be comparable to similar measures used by other issuers. See “Non-IFRS and Other Financial Measures” below.
(2)    These are non-IFRS financial measures without a standardized definition under IFRS, which may not be comparable to similar measures used by other issuers. More information and quantitative reconciliations of Adjusted Net Earnings, Adjusted Net Earnings per share and Adjusted EBITDA to the most directly comparable IFRS measures are presented below under the caption “Non-IFRS and Other Financial Measures”. “Adjusted EBITDA Margin” refers to the percentage of total revenue that Adjusted EBITDA represents for a given period.
First Quarter Results
As at April 1, 2026, as a result of the integration of recent business acquisitions and a business divestiture, the Company began reporting its financial results under a new segment structure designed to better reflect the Company’s operational structure and how management assesses performance of the business and allocates resources. Under the new structure, the Company has two reportable segments based on area of services: Enterprise Transformation and Industry Services and Solutions. Comparatives include a third segment which includes the results of U.S.-based Datum Consulting Group, LLC and its international affiliates (“Datum”), as those companies have been sold on March 31, 2026 to Medivra Holdings LLC (the “Datum Transaction”). For more detail on the new segments, refer to Note 12 titled "Segment Information" of the interim condensed consolidated financial statements and accompanying notes for the three months ended June 30, 2026 and 2025.
Datum Services was divested on March 31, 2026 as part of the Datum Transaction. Accordingly, no revenue or gross margin are presented for that segment for the three months ended June 30, 2026.
Revenues
Revenues amounted to $105.1 million for the three months ended June 30, 2026, representing a decrease of $19.1 million, or 15.4%, from $124.2 million for the three months ended June 30, 2025. Revenues from Datum Services amounted to $4.2 million for the three months ended June 30, 2025.
Enterprise Transformation revenues decreased by $3.2 million, or 4.9%, to $62.6 million for the three months ended June 30, 2026, from $65.8 million for the three months ended June 30, 2025. The
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decrease in revenues was due primarily to certain client projects reaching maturity and lower billable hours, partially offset by revenues from a full quarter of eVerge Interests, Inc. and its subsidiaries (“eVerge”) acquired on May 31, 2025 (the “eVerge Acquisition”).
Industry Services and Solutions revenues decreased by $11.7 million, or 21.6%, to $42.5 million for the three months ended June 30, 2026, from $54.2 million for the three months ended June 30, 2025. The decrease in revenues was due primarily to certain client projects reaching maturity and reduced revenues from government contracts and the banking sector.
During the quarter, 37 new clients were signed.
Gross Margin
Gross margin decreased by $7.9 million, or 19.8%, to $31.9 million for the three months ended June 30, 2026, from $39.8 million for the three months ended June 30, 2025. Gross Margin as a Percentage of Revenues decreased to 30.4% for the three months ended June 30, 2026, from 32.1% for the three months ended June 30, 2025.
Across both segments, Gross Margin as a Percentage of Revenues decreased compared to the same quarter last year, primarily due to a decrease in utilization rates and salary increases that came into effect at the beginning of this fiscal year, with an additional impact in Industry Services and Solutions from lower tax credits.
Selling, General and Administrative Expenses
Selling, general and administrative expenses totaled $28.3 million for the three months ended June 30, 2026, representing a decrease of $2.3 million, or 7.5%, from $30.6 million for the three months ended June 30, 2025. Selling, General and Administrative Expenses as a Percentage of Revenues amounted to 27.0% for the three months ended June 30, 2026, compared to 24.6% for the same period last year. The decrease in selling, general and administrative expenses was mainly due to decreased employee compensation costs, mainly stemming from variable compensation, decreased professional fees, share-based compensation and recruiting and training fees. The reduction of expenses from the divestiture of Datum was partially offset by additional expenses from a full quarter of eVerge.
Net (Loss) Earnings
Net loss for the three months ended June 30, 2026 was $2.4 million, representing a change of $2.6 million, from net earnings of $0.2 million for the three months ended June 30, 2025. The decrease was mainly driven by the elements mentioned above and decreased income tax recovery, partially offset by decreased business acquisition, integration and reorganization costs, due primarily to the eVerge Acquisition in the same quarter last year, decreased depreciation and amortization of intangibles, increased foreign exchange gain, and decreased net financial expenses for the three months ended June 30, 2026, compared to the three months ended June 30, 2025. On a per share basis, this translated into a basic and diluted loss per share of $0.03 for the three months ended June 30, 2026, compared to earnings per share of nil for the three months ended June 30, 2025.

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Adjusted Net Earnings
Adjusted Net Earnings amounted to $2.9 million for the three months ended June 30, 2026, representing a decrease of $3.6 million, or 56.0%, from $6.5 million for the three months ended June 30, 2025. The decrease was primarily due to decreased gross margin and decreased income tax recovery, partially offset by decreased selling, general and administrative expenses, decreased depreciation, increased foreign exchange gain and decreased net financial expenses. This translated into Adjusted Net Earnings per Share of $0.03 for the three months ended June 30, 2026, compared to $0.07 for the three months ended June 30, 2025.
Adjusted EBITDA
Adjusted EBITDA amounted to $5.4 million for the three months ended June 30, 2026, representing a decrease of $6.2 million, or 53.4%, from $11.6 million for the three months ended June 30, 2025. Adjusted EBITDA Margin was 5.2% for the three months ended June 30, 2026, compared to 9.4% for the three months ended June 30, 2025.
Bookings
Bookings amounted to $89.0 million, which translated into a Book-to-Bill Ratio of 0.85 for the quarter, compared to $118.1 million, which translated into a Book-to-Bill Ratio of 0.95, for the same quarter last year. Bookings for the trailing twelve months amounted to $405.1 million as at June 30, 2026, which translated into a Book-to-Bill ratio of 0.88.
If revenues from the two long-term contracts signed as part of an acquisition in the first quarter of fiscal year 2022 were excluded, the Book-to-Bill ratio would have been 0.92, compared to 1.06 for the same quarter last year. For the trailing twelve months as at June 30, 2026, the Book-to-Bill ratio, excluding revenues from the two long-term contracts, would have been 0.96.
Liquidity and Capital Resources
For the three months ended June 30, 2026, net cash used in operating activities was $4.8 million, representing an increase of $0.6 million, from $4.2 million for the three months ended June 30, 2025. The net cash used in operating activities for the three months ended June 30, 2026, resulted primarily from the net loss of $2.4 million, $5.9 million of other non-cash adjustments and of net financial expenses, and $8.3 million in unfavorable changes in non-cash working capital items, mainly due to the timing of payments, collections and invoicing, including collection of tax credits receivable.
As at June 30, 2026, drawings on its senior secured revolving credit facility amounted to $100.9 million, and additional capital resources available to Alithya amounted to $55.2 million, consisting of cash and availability under its credit facilities. Management believes that the Company is well positioned to sustain its operations while maintaining adequate levels of liquidity.

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Normal Course Issuer Bid Program
On September 9, 2025, the Company’s Board of Directors authorized and subsequently the Toronto Stock Exchange (“TSX“) approved the implementation of a Normal Course Issuer Bid (“NCIB“). Under the NCIB, the Company is allowed to purchase for cancellation up to 5,939,183 Subordinate Voting Shares, representing 10% of the Company’s public float as of the close of markets on September 2, 2025.
The NCIB plan commenced on September 12, 2025 and will end on the earlier of September 11, 2026 and the date on which the Company will have acquired the maximum number of Subordinate Voting Shares allowable under the NCIB or will otherwise have decided not to make any further purchases. All purchases of Subordinate Voting Shares are made by means of open market transactions at their market price at the time of acquisition. Concurrently, the Company entered into an automatic share purchase plan (“ASPP”) with a designated broker in connection with its NCIB. The ASPP allows the designated broker to purchase for cancellation Subordinate Voting Shares, on behalf of the Company, subject to certain trading parameters established, from time to time, by the Company.
As at June 30, 2026, 3,328,472 Subordinate Voting Shares were purchased and cancelled under the NCIB. Shareholders may obtain a copy of the notice of NCIB approved by the TSX, free of charge, by contacting the Company. Included in the 3,328,472 Subordinate Voting Shares are 2,489,682 Subordinate Voting Shares purchased for cancellation for a cash consideration of $3,972,000 pursuant to the Datum Transaction.
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Forward-Looking Statements
This press release contains certain information and statements that may constitute “forward-looking information” or "forward-looking statements" within the meaning of applicable Canadian securities laws and the U.S. Private Securities Litigation Reform Act of 1995 and other applicable U.S. safe harbours (collectively “forward-looking statements”). Forward-looking statements include all information and statements that do not exclusively relate to historical facts, as well as statements relating to management’s intentions, plans and expectations regarding the future growth, results of operations, performance and business prospects of Alithya, and other information related to Alithya’s business strategy and future plans or which refer to the characterizations of future events or circumstances. Such statements often contain the words “anticipates,” “expects,” “intends,” “plans,” “predicts,” “believes,” “seeks,” “estimates,” “could,” “would,” “will,” “may,” “can,” “continue,” "maintains," “potential,” “should,” “project,” “target,” or similar expressions and variations thereof, although not all forward-looking statements contain these identifying words.
Forward-looking statements in this press release include, among other things, information or statements about: (i) the Company's ability to generate sufficient earnings to support its operations; (ii) the Company's ability to take advantage of business opportunities and meet the goals set in its three-year strategic plan; (iii) the Company's ability to maintain and develop its business, including by broadening the scope of its service offerings, by leveraging artificial intelligence ("AI"), its geographic presence and its smart shore capabilities, its expertise, and its integrated offerings, and by entering into new contracts and penetrating new markets; (iv) the Company's growth strategy, future operations, and prospects, including expectations regarding future revenue resulting from bookings and backlog and providing stakeholders with return on investment; (v) the Company's ability to service its debt and raise additional capital; (vi) the Company's estimates relating to its financial performance, including revenues, profitability, costs and expenses, gross margins, liquidity, capital resources, and capital expenditures; (vii) the Company's ability to identify suitable acquisition targets and to successfully complete and integrate such acquisitions, including the realization of expected synergies or cost savings related thereto; (viii) the Company's ability to balance, meet and exceed the expectations of its stakeholders; and (ix) the Company's ability to successfully conduct a strategic review process, including the Company’s evaluation of strategic alternatives and the expectation relating thereto to maximize value for all shareholders.
Forward-looking statements are presented for the sole purpose of assisting investors and others in understanding Alithya’s objectives, strategies and business outlook as well as its anticipated operating environment and may not be appropriate for other purposes. Although management believes the expectations reflected in Alithya's forward-looking statements were reasonable as at the date they were made, forward-looking statements are based on the opinions, assumptions and estimates of management and, as such, are subject to a variety of risks, uncertainties and other factors, both general and specific, many of which are beyond Alithya’s control, and which could cause actual events or results to differ materially from those estimated, projected, expressed in or implied by such statements. Such risks and uncertainties include but are not limited to those discussed in the section titled “Risks and Uncertainties” of Alithya's Management Discussion and Analysis (“MD&A”) for the year ended March 31, 2026, as well as other risks and uncertainties identified or incorporated in Alithya’s other materials made public, including documents filed with Canadian and U.S. securities regulatory authorities from time to time and which are available on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov. Additional risks, uncertainties and factors not currently known to Alithya or that Alithya currently deems to be immaterial
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could also have a material adverse effect on its financial position, financial performance, cash flows, business or reputation.
Forward-looking statements contained in this press release are qualified by these cautionary statements and are made only as of the date of this press release. Alithya expressly disclaims any obligation to update or alter any forward-looking statements, or the factors or assumptions underlying them, whether as a result of new information, future events or otherwise, except as required by applicable law. Readers are cautioned not to place undue reliance on forward-looking statements since actual results may vary materially from them.
Non-IFRS and Other Financial Measures
This press release includes certain measures which have not been prepared in accordance with IFRS and other financial measures. Adjusted Net Earnings, Adjusted Net Earnings per Share, EBITDA, EBITDA Margin, Adjusted EBITDA and Adjusted EBITDA Margin are non-IFRS measures and Bookings, Book-to-Bill Ratio, Backlog, Gross Margin as a Percentage of Revenues and Selling, General and Administrative Expenses as a Percentage of Revenues are other financial measures used in this press release. These measures are provided as additional information to complement IFRS measures by providing further understanding of Alithya's results of operations from management's perspective. They do not have any standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. They should be considered as supplemental in nature and not as a substitute for the related financial information prepared in accordance with IFRS. They are used to provide investors with additional insight into Alithya's operating performance and thus highlight trends in Alithya's business that may not otherwise be apparent when relying solely on IFRS measures. Additional details for these non-IFRS and other financial measures can be found in section 5, “Non-IFRS and Other Financial Measures”, of Alithya’s MD&A for the quarter ended June 30, 2026, filed on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov, which includes explanations of the composition and usefulness of these non-IFRS financial measures and non-IFRS ratios and is incorporated by reference in this press release.

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The following table reconciles net (loss) earnings to Adjusted Net Earnings:

	For the three months ended June 30,
(in $ thousands, except per share data)	2026	2025
	$	$
Net (loss) earnings	(2,421)	185
Business acquisition, integration and reorganization costs	761	2,047
Amortization of intangibles	3,139	4,955
Share-based compensation	1,869	2,372
Share of loss of an associate	167	—
Loss on disposal of assets and lease modification	—	37
Income tax related to deferred tax asset recognized on purchase price allocation	—	(1,948)
Effect of income tax related to above items	(644)	(1,129)
Adjusted Net Earnings (1)	2,871	6,519
Basic and diluted (loss) earnings per share	(0.03)	0.00
Adjusted Net Earnings per Share (1)	0.03	0.07

(1) Non-IFRS measure. See section 5 titled “Non-IFRS and Other Financial Measures” of Alithya’s MD&A for the three months ended June 30, 2026, filed on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.

The following table reconciles net (loss) earnings to EBITDA and Adjusted EBITDA:

	For the three months ended June 30,
(in $ thousands)	2026	2025
	$	$
Revenues	105,050	124,158
Net (loss) earnings	(2,421)	185
Net financial expenses	2,290	2,840
Income tax recovery	(84)	(3,038)
Depreciation	628	1,065
Amortization of intangibles	3,139	4,955
EBITDA (1)	3,552	6,007
EBITDA Margin (1)	3.4%	4.8%
Adjusted for:
Foreign exchange (gain) loss	(927)	1,166
Share-based compensation	1,869	2,372
Business acquisition, integration and reorganization costs	761	2,047
Share of loss of an associate	167	—
Loss on disposal of assets and lease modification	—	37
Adjusted EBITDA (1)	5,422	11,629
Adjusted EBITDA Margin (1)	5.2%	9.4%

(1) Non-IFRS measure. See section 5 titled “Non-IFRS and Other Financial Measures” of Alithya’s MD&A for the three months ended June 30, 2026, filed on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.
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First Quarter Conference Call
Alithya will hold a conference call to discuss these results on August 13, 2026, at 9:00 a.m. Eastern Time. Interested parties can join the call by dialing 1-438-803-5592 (conference call ID 317370354#), or via webcast at https://teams.microsoft.com/meet/262195437374574?p=TRsdfjwHGcM9YiVmw4. A replay of the conference call will be made available on Alithya’s website until August 20, 2026.
About Alithya
We are trusted advisors who leverage AI and the latest technologies in our strategic consulting and digital transformation services. We help solve business challenges that enable our clients to unlock new opportunities, modernize processes and gain efficiencies. We leverage a world-class team of passionate industry experts, AI-based IP solutions, the latest digital technologies, a solid understanding of mission critical business applications and a partner ecosystem to accelerate results. We've built a foundation of success that includes a specialized global delivery network to provide end-to-end solutions.
We strive to make a difference. We are Alithya.
Source:
Investor Relations
investorrelations@alithya.com
Media Relations
media@alithya.com
Note to readers: Management's Discussion and Analysis and the interim condensed consolidated financial statements and notes for the three months ended June 30, 2026 are available on SEDAR+ at www.sedarplus.ca, on EDGAR at www.sec.gov and on the Company’s website at www.alithya.com. Shareholders may, upon request, receive a hard copy of these documents free of charge.
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